Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of financial condition and results of operations of Scorpio Bulkers Inc. for the nine month period ended September 30, 2014. Unless otherwise specified herein, references to “we,” “us,” “our” and “the Company” are to Scorpio Bulkers Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim consolidated financial statements, and related notes thereto, included in this report, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 2, 2014. The unaudited interim consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this filing are at the rate applicable at the relevant date, or the average rate during the applicable period.

The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international shipping company that was incorporated in the Republic of the Marshall Islands on March 20, 2013 for the purpose of acquiring and operating the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. We believe that it is an opportune time to acquire these vessels because acquisition costs for these vessels are currently near the lowest average levels of the past 10 years. In addition, we believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with us for charters, providing us with a competitive advantage. Our fleet transports a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of the date of this report, our operating fleet consists of 22 drybulk vessels, of which 20 are vessels that we charter-in and two are recently delivered Kamsarmax vessels, with an aggregate carrying capacity of approximately 1.7 million dwt. We refer to these vessels as our Operating Fleet. We also have two time charter-in contracts that are scheduled to commence during the first half of 2015 and contracts for the construction of 71 newbuilding drybulk vessels, excluding contracts for the construction of seven newbuilding drybulk vessels (described below) that we have either sold or have classified as held for sale, at established shipyards in Japan, China, South Korea and Romania, which we have agreed to acquire for an aggregate purchase price of $2,662.9 million, including 29 Ultramax vessels, 20 Kamsarmax vessels and 22 Capesize vessels, each with a carrying capacity of between 60,000 dwt and 180,000 dwt and an aggregate carrying capacity of approximately 7.4 million dwt. We refer to these newbuilding vessels as our Newbuilding Program. We expect to take delivery of the vessels in our Newbuilding Program as follows: 45 vessels in 2015 and 26 vessels in 2016. Until we have taken delivery of a larger number of the vessels in our Newbuilding Program, we do not anticipate earning a material amount of revenues from our operations.

In December 2013, we completed our underwritten initial public offering of 31,300,000 common shares at $9.75 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 4,695,000 common shares. In February 2014, we completed our offer to exchange unregistered common shares that were previously issued in Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act of 1933, as amended, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 95,766,779 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 99.7%. On July 31, 2014, we delisted from the Norwegian OTC. In addition, on November 20, 2014, we issued and sold an aggregate of 40,000,000 common shares to certain institutional investors, certain of our executive officers and Scorpio Services Holding Limited, or SSH, a related party, in a private offering, which we refer to as the November 2014 Private Placement. For additional information on the November 2014 Private Placement, please see “Liquidity and Capital Resources – Equity Private Placements.”

On December 17, 2014, we announced that we have (i) reached agreements with shipyards in South Korea and Romania to modify six newbuilding contracts for Capesize bulk carriers into newbuilding contracts for LR2 product tankers, (ii) reached an agreement to sell four of these LR2 newbuilding contracts to Scorpio Tankers Inc., a related party, and (iii) granted options to Scorpio Tankers Inc. to purchase the two remaining LR2 newbuilding contracts. The sale price for each of the four LR2 newbuilding contracts is $51.0 million. The two option contracts, which expire on May 31, 2015, may be exercised by Scorpio Tankers Inc. for a fixed purchase price of $52.5 million for each contract.

We expect to record an aggregate loss on disposal of approximately $41 million on the four modified newbuilding contracts. We also expect to record an aggregate loss of approximately $14 million on the potential disposal of the two option modified newbuilding contracts, which will be reclassified on the balance sheet as assets held for sale. At the purchase prices indicated above, a sale of all six modified newbuilding contracts will result in an estimated reduction of future cash obligations of approximately $120 million.

On December 19, 2014 we announced that we entered into an agreement to sell a Kamsarmax newbuilding drybulk vessel for approximately $30.7 million. The vessel is currently being constructed at Tsuneishi Group (Zhoushan) Shipbuilding Inc., and has an expected delivery date in the third quarter of 2015. We expect to record a loss on this disposal of approximately $3 million on the sale of this newbuilding.

The independent members of our Board of Directors unanimously approved the transaction with Scorpio Tankers Inc. described in the preceding paragraphs.

As of September 30, 2014, we have paid a total of $863.3 million in initial installment payments due under our shipbuilding contracts for our Newbuilding Program, including $96.4 million associated with the Kamsarmax we have agreed to sell and the six Capesize vessels for which we have reached agreements with the shipyards to convert to LR2 product carriers. We plan to finance the remaining contractual commitments of $2,175.5 million, which amount includes the remaining commitments of $279.5 million on the Kamsarmax vessel we have agreed to sell and the six Capesize vessels for which we have reached agreements with the shipyards to convert to LR2 product carriers, with cash on hand, cash flows from operations, borrowings under committed and proposed new secured credit facilities, potential sales of vessels under construction, and subject to favorable market conditions in the future, from the net proceeds of public or private debt or equity offerings that can be obtained on terms attractive to us. As of the date of this report, we have signed four loan agreements (our $330.0 Million Senior Secured Credit Facility, our $67.5 Million Senior Secured Credit Facility, our $39.6 Million Senior Secured Credit Facility and our $409.0 Million Senior Secured Credit Facility) which provide up to $846.1 million in available borrowings, which will be used to finance a portion of the contract price of 48 vessels in our Newbuilding Program (24 Ultramax, 19 Kamsarmax vessels and 5 Capesize vessels). In addition, as of the date of this report, we received bank commitments for up to $727.8 million in aggregate proposed future borrowings, which we expect to use to finance contractual commitments under our Newbuilding Program.

Results for the nine months ended September 30, 2014

For the nine months ended September 30, 2014, we recorded a net loss of $44.6 million.

We report time charter equivalent, or TCE revenues, a non-GAAP measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable US-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in US dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. TCE revenue (in thousands of U.S. dollars) for the nine months ended September 30, 2014 is calculated as follows:

Vessel revenue	$31,255
Voyage expenses	3,418

Time charter equivalent revenue	$27,837

TCE revenue was $27.8 million for the nine months ended September 30, 2014, associated with 24 vessels time chartered-in and one vessel owned, for which the time charter equivalent revenue per day was $7,570 overall, $7,266 per day for our Kamsarmax vessels and $8,816 per day for our Ultramax vessels. Time charter equivalent revenue per day, was adversely affected by the integration of the time chartered-in vessels into our fleet which required significant time and fuel as they had to be repositioned for their first voyages as well as a depressed rate environment for drybulk carriers.

Our revenue has been generated from spot market voyage charters, by either deploying our vessels in the spot market or from revenue we derive from the Scorpio Kamsarmax Pool and Scorpio Ultramax Pool deploying our vessels in the spot market. The spot market is extremely volatile. In 2014, the Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, started off at 2,113 on January 2, 2014 and has since decreased to 1,362 as of March 31, 2014, further decreased to 850 as of June 30, 2014 and increased slightly to 1,063 as of September 30, 2014.

Vessel operating costs for the nine months ended September 30, 2014 was $0.4 million related to two Kamsarmax vessels delivered to us from the shipyards in August and September 2014.

Depreciation for the nine months ended September 30, 2014 was $0.1 million and relates to two Kamsarmax vessels delivered to us from the shipyards in August and September 2014.

Charterhire expense was $49.5 million for the nine months ended September 30, 2014 relating to the time chartered-in vessels described above.

General and administrative expense was $23.4 million for the nine months ended September 30, 2014. Such amount included $17.6 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.

Interest income was $0.9 million for the nine months ended September 30, 2014, which consisted of interest earned on our balances of cash and cash equivalents.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Revenue recognition

Vessel Revenue. Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes. Vessel revenue is comprised of time charter revenue, voyage revenue and pool revenue.

Time Charter Revenue. Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

Voyage Charter Revenue. Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. We do not recognize revenue when a vessel is off hire. Estimated losses on voyages are provided for in full at the time such losses become evident. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions’ stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Pool Revenue. Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

•	the number of days the vessel participated in the pool in the period.

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Vessels and depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. We believe that a 25-year depreciable life for our vessels is consistent with that of other ship owners and with its economic useful life. An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, or when the cost of complying with such regulations is not expected to be recovered, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use. The carrying value of our vessels does not represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels, which could be more or less.

Impairment of long-lived assets

We follow Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

Liquidity and Capital Resources

We were formed for the purpose acquiring and operating latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt. As of the date of this report, our Operating Fleet consists of 22 drybulk vessels (of which 20 are vessels that we charter-in and two are recently delivered Kamsarmax vessels from our Newbuilding Program) and our Newbuilding Program consists of contracts for the construction of 71 drybulk vessels, excluding contracts for the construction of seven newbuilding drybulk vessels (described above) that we have either sold or have classified as held for sale, with established shipyards in Japan, China, South Korea and Romania, which we have agreed to acquire for an aggregate purchase price of $2,662.9 million, including 29 Ultramax vessels, 20 Kamsarmax vessels and 22 Capesize vessels. We also have two time charter-in contracts that are scheduled to commence during the first half of 2015. In addition, as part of our growth strategy we may also acquire modern secondhand vessels, or charter in additional vessels. Our business is capital intensive and we intend to pay for these vessels with a combination of proceeds from the issuance of bonds, cash generated from operations, equity capital, and borrowings from commercial banks under one or more secured credit facilities. We anticipate that such credit agreements will bear interest based on LIBOR. We expect to rely on operating cash flows as well as equity offerings and long-term borrowings under secured credit facilities to implement our growth plan and dividend policy. We believe that our current cash balance as well as operating cash flows, potential sales of vessels under construction, and available borrowings under our credit facilities, including our $67.5 Million Senior Secured Credit Facility, our $330.0 Million Senior Secured Credit Facility, our $39.6 Million Senior Secured Credit Facility, proposed future borrowings under proposed credit facilities, including under our $409.0 Million Senior Secured Credit Facility, and our Proposed $411.3 Million Credit Facility, our Proposed $42.0 Million Credit Facility, our Proposed $39.6 Million Credit Facility, and our Proposed $234.9 Million Credit Facility will be sufficient to meet our liquidity needs for the next 12 months.

The vessels in our Newbuilding Program are expected to be delivered to us between the first quarter of 2015 and the third quarter of 2016. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

As of September 30, 2014, we have made total yard payments in the amount of $863.4 million including $96.4 million associated with Kamsarmax vessel we have agreed to sell and the six Capesize vessels for which we have reached agreements with the shipyards to convert to LR2 product carriers, and we have remaining yard installments in the amount of $2,175.5 million, which includes the remaining commitments of $279.5 million on the Kamsarmax we have agreed to sell and the six Capesize vessels for which we have reached agreements with the shipyards to convert to LR2 product carriers, before we take delivery of the vessels. We had, as of September 30, 2014, a cash balance of $218.6 million to fund future newbuilding commitments, however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuild vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.

In addition, in the event the shipyards do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Equity Private Placements

Upon our formation in March 2013, we issued 1,500 common shares to Scorpio Services Holding Limited or SSH. Between July 1, 2013 and July 16, 2013, we issued and sold 31,250,000 common shares, par value $0.01 per share, for net proceeds of $242.8 million; on September 24, 2013, we issued and sold an additional 33,400,000 common shares for net proceeds of $290.5 million; and on October 31, 2013, we issued and sold an additional 32,590,411 common shares for net proceeds of $291.0 million, in Norwegian private placement transactions exempt from registration under the Securities Act.

On November 20, 2014, we issued and sold an aggregate of 40,000,000 common shares, par value $0.01 per share, to certain institutional investors, certain of our executive officers and SSH, in a private offering exempt from registration under the Securities Act, pursuant to a Securities Purchase Agreement, for gross proceeds of $150.0 million. In connection with this transaction, we have also entered into a Registration Rights Agreement with the purchasers in the offering, pursuant to which we have agreed to file a registration statement under the Securities Act covering the resale of common shares held by the investors. We intend to use the net proceeds of this offering to fund installment payments due under our Newbuilding Program, and the remaining amount, if any, for general corporate purposes and working capital.

Initial Public Offering

In December 2013, we completed our underwritten initial public offering of 31,300,000 common shares at $9.75 per share, and in January 2014, the underwriters in the initial public offering exercised their option to purchase an additional 4,695,000 common shares. We received net proceeds of $326 million, in aggregate, which was used to fund newbuilding vessel capital expenditures.

Credit Facilities and Unsecured Notes

$67.5 Million Senior Secured Credit Facility

On July 30, 2014, we entered into a $67.5 million credit facility with a leading European financial institution. The proceeds of this facility are expected to fund a portion of the purchase price of the four of the vessels in our Newbuilding Program that secure this facility. This facility has a seven year term from the date of delivery of each such vessel securing the loan, with customary financial and restrictive covenants. This facility bears interest at LIBOR plus a margin of 2.95%, and quarterly principal repayments on each tranche is approximately $0.3 million. The $67.5 Million Senior Secured Credit Facility is secured by, among other things, a first priority mortgage on four of the vessels in our Newbuilding Program (two Ultramax and two Kamsarmax), and a parent company guarantee. As of September 30, 2014, we have not drawn down on this facility.

$330.0 Million Senior Secured Credit Facility

On July 29, 2014, we entered a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels in our Newbuilding Program. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of seven years. This facility is secured by, among other things, a first preferred cross-collateralized mortgage on each of 22 of our newbuilding vessels (consisting of 16 Ultramax drybulk carriers and six Kamsarmax drybulk carriers) and guaranteed by each of the collateral vessel owning subsidiaries. We expect that we will draw under this facility upon the delivery of each collateral vessel in an amount not to exceed the lesser of 60% of the fair market value of such vessel or a stated draw down amount until December 31, 2016. As of September 30, 2014, we have not drawn down on this facility.

$39.6 Million Senior Secured Credit Facility

On June 27, 2014, we entered into a $39.6 million senior secured credit facility with NIBC Bank N.V. to finance a portion of the market value of two of the vessels in our Newbuilding Program that secure this facility. This facility bears interest at LIBOR plus a margin of 2.925% and has a term of five years. This facility is secured by, among other things, a first priority mortgage on two of the vessels in our Newbuilding Program (two Kamsarmax) and guaranteed by each of the collateral vessel owning subsidiaries. As of September 30, 2014, we have not drawn down on this facility.

$409.0 Million Senior Secured Credit Facility

On December 30, 2014, we entered into a $409.0 million senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ). The proceeds of this facility are expected to finance up to 55% of the contract price for 20 of the vessels in our Newbuilding Program (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 20 newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries.

Proposed $411.3 Million Credit Facility

On October 20, 2014, we received a commitment from a group of financial institutions for a new $411.3 million senior secured loan facility. The facility was arranged by DNB Markets, Inc. and contains commitments from financial institutions including DNB Capital, LLC, the Export-Import Bank of Korea, and Korea Trade Insurance Corporation. The proceeds of this facility are expected to finance up to 60% of the contract price of our 12 Capesize bulk carriers under construction at Sungdong. This facility is expected to mature six years from the delivery of the final vessel securing the facility, however not later than June 2022, and in certain circumstances the facility is expected to mature 12 years after the delivery of each financed vessel. The facility is expected to have customary financial and restrictive covenants and bear interest at LIBOR plus a margin. The closing of this loan facility is subject to customary conditions precedent, including the execution of definitive documentation.

Proposed $42.0 Million Credit Facility

On October 22, 2014, we received a commitment from a leading European financial institution for a $42.0 million senior secured credit loan facility. The proceeds of this facility are expected to finance up to 60% of the market value of two Kamsarmax vessels currently under construction at Imabari. This facility is expected to mature six years from the date of delivery of each vessel. The facility is expected to have customary financial and restrictive covenants and bear interest at LIBOR plus a margin. The closing of this loan facility is subject to customary conditions precedent, including the execution of definitive documentation.

Proposed $39.6 Million Credit Facility

On November 7, 2014, we received a commitment from ABN Amro Bank N.V. for a $39.6 million senior secured loan facility. The proceeds of this facility are expected to finance up to 60% of the market value upon delivery of two Kamsarmax vessels currently under construction at Tsuneishi, with expected deliveries in 2015 and 2016. This facility is expected to have two tranches, which are expected to mature 10 years from the date of delivery of each vessel. The facility is expected to have customary financial and restrictive covenants and bear interest at LIBOR plus a margin. The closing of this loan facility is subject to customary conditions precedent, including the execution of definitive documentation.

Proposed $234.9 Million Credit Facility

On December 5, 2014, we entered into a memorandum of understanding with ABN AMRO Bank N.V and the Export-Import Bank of China for a $234.9 million senior secured loan facility. The proceeds of this facility are expected to finance up to 60% of the market value upon delivery of seven Capesize vessels currently under construction at Shanghai Waigaoqiao Shipbuilding Co., Ltd., China, with expected deliveries between the first quarter of 2015 and the second quarter of 2016. The facility is expected to have customary financial and restrictive covenants and bear interest at LIBOR plus a margin. The closing of this loan facility is subject to customary conditions precedent, including the execution of definitive documentation.

Loan Covenants

Certain of our credit facilities discussed above have, or are expected to have, among other things, the following financial covenants which require us to:

•	maintain minimum consolidated liquidity of not less than the greater of (i) $50.0 million or (ii) $850,000 per vessel owned by us or any of our subsidiaries;

•	maintain consolidated tangible net worth of not less than $500.0 million, plus (i) 25% of our consolidated net income for each fiscal quarter and (ii) 50% of the value of the equity proceeds we received from the sale of our common shares as of December 31, 2013;

•	maintain a ratio of net debt (which means our total indebtedness less cash) to consolidated total capitalization (which means consolidated tangible net worth plus, among other things, our consolidated indebtedness) of 60% or less;

•	maintain a ratio of consolidated EBITDA to consolidated net interest expense of not less than 1.0 to 1.0 for the quarter ending September 30, 2015 until and including the quarter ending December 31, 2016, 2.0 to 1.0 for the quarter ending March 31, 2017 until and including the quarter ending December 31, 2017, and thereafter 2.5 to 1.0; and

•	maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be at least between 130% to 140%, depending on the credit facility, of the aggregate principal amount outstanding under such credit facility.

Our credit facilities discussed above have, or are expected to have, among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends, in the event of a default, or if an event of default would occur as a result of the payment of dividends; and

•	effect a change of control of us.

In addition, our credit facilities contain, or are expected to contain, customary events of default, including cross-default provisions.

Unsecured Notes

Senior Notes due 2019

On September 22, 2014 we issued $65.0 million aggregate principal amount of our 7.50% senior unsecured notes due 2019 in a registered public offering. The notes will mature on September 15, 2019, and may be redeemed in whole or in part at any time or from time to time after September 15, 2016. Interest on these notes is payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We expect to use the net proceeds we received to fund installment payments due under our Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our 7.50% senior notes due 2019, pursuant to the underwriters’ option to purchase additional notes. Our 7.50% senior unsecured notes due 2019 commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”

Contractual Obligations

The following table sets forth our estimated current contractual obligations as of September 30, 2014, for our newbuilding commitments through the expected delivery dates of the vessels and vessels that we have time chartered-in.

(in millions of U.S. dollars)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Vessels Under Construction (1)	$1,123.6	$1,051.9	$—	$—
Time Charter-in Commitments (2)	65.8	56.2	3.8	—

(1) These are estimates only for the contracts for the construction of 80 newbuilding drybulk vessels and are subject to change as construction progresses.

(2) Excludes option periods and time charters-in that are based on floating rates.

This table does not include (i) vessel management fees and expenses, which will be incurred starting with the delivery of the first vessel we time chartered-in and (ii) payments that we expect to make under our credit facilities on which we have not yet drawn down.

Off-Balance Sheet Arrangements

We are committed to make payments for our vessels that we time charter-in. The future minimum rental payments under these vessels that we have time chartered-in are disclosed above in the table under “Contractual Obligations.”

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Unaudited Condensed Consolidated Interim Financial Statements

Consolidated Balance Sheets (unaudited) as of September 30, 2014 and December 31, 2013	F-2

Consolidated Statements of Operations (unaudited) for the nine months ended September 30, 2014 and for the period from March 20, 2013 (date of inception) to September 30, 2013	F-3

Consolidated Statement of Changes in Shareholders’ Equity (unaudited) for the nine months ended September 30, 2014	F-4

Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2014 and for the period from March 20, 2013 (date of inception) to September 30, 2013	F-5

Notes to the Consolidated Financial Statements (unaudited)	F-6

Scorpio Bulkers Inc. and Subsidiaries

Consolidated Balance Sheets (unaudited)

(Dollars in Thousands, Except Per Share Data)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$218,585	$733,896
Due from charterers	261	—
Due from related parties	17,158	—
Prepaid expenses and other current assets	2,817	61

Total current assets	238,821	733,957

Non-current assets
Vessels, net	66,653	—
Vessels under construction	870,265	371,692
Deferred financing costs, net	2,240	—
Other assets	9,132	35
Due from related parties	4,662	—

Total non-current assets	952,952	371,727

Total assets	$1,191,773	$1,105,684

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$5,349	$1,472
Due to related parties	1,355	—

Total current liabilities	6,704	1,472

Non-current liabilities
Senior Notes	65,000	—

Total non-current liabilities	65,000	—

Total liabilities	71,704	1,472

Shareholders’ equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares;issued and outstanding 140,299,695 and 133,403,931 shares as of September 30, 2014 and December 31, 2013, respectively	1,403	1,334
Paid-in capital	1,169,540	1,109,185
Accumulated deficit	(50,874)	(6,307)

Total shareholders’ equity	1,120,069	1,104,212

Total liabilities and shareholders’ equity	$1,191,773	$1,105,684

See accompanying notes to unaudited consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Consolidated Statements of Operations (unaudited)

(Dollars in Thousands, Except Per Share Data)

	Nine Months Ended September 30, 2014	Period from March 20, 2013 (date of inception) to September 30, 2013
Revenue:
Vessel revenue	$3,689	$—
Vessel revenue-related party pools (Note 13)	27,566	—

Total vessel revenue	31,255	—

Operating expenses:
Voyage expenses	3,418	—
Vessel operating cost	360	—
Vessel operating cost-related party (Note 13)	22	—
Charterhire expense	49,468	—
Vessel depreciation	117	—
General and administrative expenses	22,793	676
General and administrative expenses-related party (Note 13)	592	—

Total operating expenses	76,770	676

Operating loss	(45,515)	(676)

Other income (expense):
Interest income	922	19
Foreign exchange gain (loss)	—	(2,081)
Other income, net	26	—

Total other income	948	(2,062)

Net loss	$(44,567)	$(2,738)

Loss per common share-basic and diluted (1)	$(0.34)	$(0.17)
Weighted-average shares outstanding-basic and diluted (1)	133,034,280	15,692,995

(1)	Diluted weighted-average shares outstanding, which would include the impact of restricted shares, for the nine months ended September 30, 2014 would be anti-dilutive since the Company is in a net loss position. As such, there is no difference between basic and diluted earnings per share for these periods. There were no potentially dilutive shares outstanding during the period from March 20, 2013(date of inception) to September 30, 2013.

See accompanying notes to unaudited consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

(Dollars in Thousands)

	Number of shares outstanding	Common stock	Paid-in capital	Accumulated deficit	Total
Balance as of December 31, 2013	133,403,931	$1,334	$1,109,185	$(6,307)	$1,104,212
Net loss				(44,567)	(44,567)
Net proceeds from common stock offering	4,695,000	47	42,298		42,345
Common stock issued to SSH	52,394	1	499		500
Issuance of shares of restricted stock	2,148,370	21	(21)		—
Restricted stock amortization			17,579		17,579

Balance as of September 30, 2014	140,299,695	$1,403	$1,169,540	$(50,874)	$1,120,069

See accompanying notes to unaudited consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)

(Dollars in Thousands)

	Nine Months Ended September 30, 2014	Period from March 20, 2013 (date of inception) to September 30, 2013
Operating activities
Net loss	$(44,567)	$(2,738)
Adjustment to reconcile net loss to net cash used by operating activities:
Unrealized loss on foreign currency transactions	—	2,081
Restricted stock amortization	17,579	—
Vessel depreciation	117	—
Amortization of deferred financing costs	10	—

Changes in operating assets and liabilities:
Increase in amounts due from charterers	(261)	—
Increase in prepaid expenses and other current assets	(2,756)	(4)
Increase in accounts payable and accrued expenses	1,287	634
Related party balances	(20,465)	—

Net cash used in operating activities	(49,056)	(27)

Investing activities
Payments for vessels and vessels under construction	(562,781)	(70,053)

Net cash used in investing activities	(562,781)	(70,053)

Financing activities
Proceeds from issuance of common stock	42,345	243,123
Proceeds from Senior Notes offering	65,000	—
Debt issue costs paid	(10,819)	—

Net cash provided by financing activities	96,526	243,123

(Decrease) increase in cash and cash equivalents	(515,311)	173,043
Cash at cash equivalents, beginning of period	733,896	—

Cash and cash equivalents, end of period	218,585	173,043

See accompanying notes to unaudited consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

1. General information and significant accounting policies

Company

Scorpio Bulkers Inc. and its subsidiaries (together “we”, “us” or the “Company”) is a company formed for the purpose of acquiring and operating the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

As of the report date, which was September 30, 2014, the Company has ordered 78 newbuilding drybulk carriers and owns two vessels, which it intends to operate. The Company is also party to 24 time charter-in contracts.

Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.

This unaudited condensed consolidated interim financial report does not include all of the information required for full annual financial statements prepared in accordance with US GAAP.

The interim financial statements are unaudited, but in the opinion of management, reflects all adjustments, consisting of a normal recurring nature, necessary for a fair presentation of the Company’s interim results as of the dates and for the periods presented. Interim results are not necessarily indicative of the results for a full year.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 2, 2014.

Significant Accounting Policies

Additional information—Development stage company

The Company reported in its December 31, 2013 financial statements that it was a “development stage company”. In June 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-10, which removes the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinctions between development stage entities and other reporting entities from US GAAP. Therefore, this Update removes retrospectively all incremental financial reporting requirements for development stage entities.

This Update is effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. Entities are allowed to apply such guidance early for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. The Company elected to adopt this guidance during the second quarter ended June 30, 2014.

Accounting estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

In addition to the estimates noted above, significant estimates will include vessel valuations, the valuation of amounts due from charterers, residual value of vessels, useful life of vessels and the fair value of derivative instruments.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Foreign currencies

The individual financial statements of Scorpio Bulkers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is US dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in US dollars.

In preparing the financial statements of Scorpio Bulkers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is recognized in the consolidated statement of operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statement of operations.

Vessels under construction

Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.

Earnings per share

Basic earnings per share is calculated by dividing the net income (loss) attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income (loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Restricted stock

We follow Accounting Standards Codification (“ASC”) Subtopic 718-10, “Compensation—Stock Compensation” (“ASC 718-10”), for restricted stock issued under our equity incentive plans. Stock-based compensation costs from restricted stock are classified as a component of additional paid-in capital. The restricted stock awards granted to our employees and directors contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards is calculated by multiplying the share price on the grant date and the number of restricted stock shares granted that are expected to vest. We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of non-market-based vesting conditions.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of either time charter revenue, voyage revenue and/or pool revenue.

(1)	Time charter revenue is recognized ratably as services are performed based on the daily rates specified in the time charter contract. We do not recognize revenue when a vessel is off hire.

(2)	Voyage charter agreements are charterhires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized on a pro rata basis based on the relative transit time in each period. The period over which voyage revenues are recognized commences at the time the vessel departs from its last discharge port and ends at the time the discharge of cargo at the next discharge port is completed. We do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Estimated losses on voyages are provided for in full at the time such losses become evident. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions’ stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

(3)	Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

•	the number of days the vessel participated in the pool in the period.

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Voyage expenses

Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed as incurred.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Charterhire expense

Charterhire expense is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at charter rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs. Charterhire expense is recognized ratably over the charterhire period.

Operating leases

Costs in respect of operating leases are charged to the consolidated statement of operations on a straight line basis over the lease term.

Income tax

Scorpio Bulkers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, we will not have any tax charges, benefits, or balances.

Deferred financing costs, net

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in interest expense. Amortization was $10 for the nine months ended September 30, 2014. Accumulated amortization was $10 as of September 30, 2014.

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we pay to Scorpio Ship Management S.A.M. (“SSM”) (See Note 13). Pursuant to an agreement, or the Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Vessels, net

Vessels, net is stated at historical cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition cost of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Vessels under construction are not depreciated until such time as they are ready for use. Depreciation is based on cost less the estimated residual value which is the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods.

Deferred drydocking costs

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

We only include in deferred drydocking those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

Impairment of long-lived assets

We follow ASC Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.

Fair value of financial instruments

The estimated fair values of our financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

The fair value of any interest rate swaps is the estimated amount we would receive or have to pay in order to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and our creditworthiness for liabilities.

The following are accounting policies that the Company will adopt going forward.

Once the planned operations of the Company commence, the following accounting policies will be relevant.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedging relationship. We designate certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Hedge accounting for cash flow hedges

Our policy is to designate certain hedging instruments, which can include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. At the inception of the hedge relationship, we document the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, we document whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in net profit or loss. Hedge effectiveness is measured quarterly.

Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the statement of profit or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in the hedge reserve and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the hedge reserve is recognized immediately in profit or loss.

Provisions

Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

2. Cash Flow Information

For the nine months ended September 30, 2014, the Company had non-cash investing activities not included in the consolidated statement of cash flows of $2,062 relating to costs associated with vessels under construction that had not been paid as of September 30, 2014.

For the nine months ended September 30, 2014, the Company had non-cash operating activities not included in the statement of cash flows of $528 relating to deferred financing cost that had not been paid as of September 30, 2014.

For the nine months ended September 30, 2014, the company transferred $66,514 from vessels under construction to vessels at the time of delivery from the shipyard.

For the nine months ended September 30, 2014, the company capitalized $125 of interest.

3. Cash and cash equivalents

Included in cash and cash equivalents as of September 30, 2014 is $25,003 in short-term deposit with an original maturity of less than three months.

4. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted-average number of common shares issued and outstanding during the year; excluding unvested shares of restricted stock (see Note 9). The computation of diluted earnings per share assumes the lapsing of restrictions on unvested restricted stock awards, for which the assumed proceeds upon lapsing of restrictions are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Nine Months Ended September 30, 2014	Period from March 20, 2013 (date of inception) to September 30, 2013
Common shares outstanding basic:
Weighted average common shares outstanding basic	133,034,280	15,692,995

Common shares outstanding, diluted:
Weighted average common shares outstanding basic	133,034,280	15,692,995
Restricted stock awards	—	—

Weighted average common shares outstanding, diluted	133,034,280	15,692,995

Due to the net loss realized for the nine months ended September 30, 2014, potentially dilutive restricted stock awards totaling 1,157,515 shares were determined to be anti-dilutive.

On November 20, 2014, the Company issued an aggregate of 40,000,000 Common Shares (See Note 15).

5. Vessels

We took delivery of the SBI Cakewalk on August 26, 2014 and SBI Charleston on September 26, 2014. These vessels have an aggregate carrying value of $66,653 which is net of accumulated depreciation of $117 as of September 30, 2014.

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax

Total DWT		164,000

6. Vessels under construction

Vessels under construction was $870,265 as of September 30, 2014. Substantially all of this amount relates to installments to be paid on 78 of our newbuilding contracts.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

As of September 30, 2014, we had contracts to acquire 78 newbuilding drybulk carriers, including 29 Ultramax vessels with carrying capacities between 60,200 and 64,000 dwt, 21 Kamsarmax vessels with carrying capacities between 81,600 and 84,000 dwt and 28 Capesize vessels with carrying capacities of 180,000 dwt. The aggregate purchase price of these 78 newbuildings is approximately $3,038,820 of which we have paid $863,346 through September 30, 2014. A summary of our vessels under construction is as follows:

Capesize Vessels

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1309–TBN SBI Puro	Q1-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
2	Hull H1310–TBN SBI Valrico	Q2-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
3	Hull H1311–TBN SBI Maduro	Q3-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
4	Hull H1364–TBN SBI Belicoso	Q3-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
5	Hull H1365–TBN SBI Corona	Q1-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
6	Hull H1366–TBN SBI Diadema	Q1-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
7	Hull H1367–TBN SBI Estupendo	Q2-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
8	Hull S1205–TBN SBI Camacho	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
9	Hull S1206–TBN SBI Montesino	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
10	Hull S1211–TBN SBI Magnum	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
11	Hull S1212–TBN SBI Montecristo	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
12	Hull S1213–TBN SBI Aroma	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
13	Hull S1214–TBN SBI Cohiba	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
14	Hull S1215–TBN SBI Habano	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
15	Hull S1216–TBN SBI Lonsdale	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
16	Hull S1217–TBN SBI Partagas	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
17	Hull S1218–TBN SBI Parejo	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
18	Hull S1219–TBN SBI Toro	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
19	Hull S1220–TBN SBI Tuscamina	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
20	Hull H1059–TBN SBI Churchill	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
21	Hull H1060–TBN SBI Perfecto	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
22	Hull H1061–TBN SBI Presidente	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
23	Hull H1062–TBN SBI Panatela	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
24	Hull H1063–TBN SBI Robusto	Q2-16	180,000	Daewoo Mangalia Heavy Industries S.A.
25	Hull HN1058–TBN SBI Behike	Q3-15	180,000	Daehan Shipbuilding Co., Ltd.
26	Hull HN1059–TBN SBI Monterrey	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
27	Hull HN1060–TBN SBI Macanudo	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
28	Hull HN1061–TBN SBI Cuaba	Q1-16	180,000	Daehan Shipbuilding Co., Ltd.

	Capesize NB DWT		5,040,000

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Kamsarmax Vessels

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1680–TBN SBI Samba	Q1-15	84,000	Imabari Shipbuilding Co., Ltd.
2	Hull S1681–TBN SBI Rumba	Q3-15	84,000	Imabari Shipbuilding Co., Ltd.
3	Hull 1090–TBN SBI Electra	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4	Hull 1091–TBN SBI Flamenco	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
5	Hull 1092–TBN SBI Rock	Q4-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
6	Hull 1093–TBN SBI Twist	Q1-16	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
7	Hull SS164–TBN SBI Salsa	Q3-15	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
8	Hull SS179–TBN SBI Merengue	Q1-16	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
9	Hull S1228–TBN SBI Capoeira	Q1-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
10	Hull S1722A–TBN SBI Conga	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
11	Hull S1723A–TBN SBI Bolero	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
12	Hull S1229–TBN SBI Carioca	Q2-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
13	Hull S1724A–TBN SBI Sousta	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
14	Hull S1725A–TBN SBI Reggae	Q4-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
15	Hull S1726A–TBN SBI Zumba	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
16	Hull S1231–TBN SBI Macarena	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
17	Hull S1735A–TBN SBI Parapara	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
18	Hull S1736A–TBN SBI Mazurka	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
19	Hull S1230–TBN SBI Lambada	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
20	Hull S1232–TBN SBI Swing	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
21	Hull S1233–TBN SBI Jive	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.

	Kamsarmax NB DWT		1,725,200

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Ultramax Vessels

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907–TBN SBI Hera	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
2	Hull 1906–TBN SBI Zeus	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
3	Hull 1911–TBN SBI Poseidon	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
4	Hull 1912–TBN SBI Apollo	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
5	Hull S870–TBN SBI Echo	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
6	Hull S871–TBN SBI Tango	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
7	Hull S-A098–TBN SBI Achilles	Q2-16	61,000	Imabari Shipbuilding Co., Ltd.
8	Hull S-A089–TBN SBI Cronos	Q4-15	61,000	Imabari Shipbuilding Co., Ltd.
9	Hull S-A090–TBN SBI Hermes	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
10	Hull NE180–TBN SBI Bravo	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
11	Hull NE181–TBN SBI Antares	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
12	Hull NE182–TBN SBI Maia	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
13	Hull NE183–TBN SBI Hydra	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
14	Hull NE194–TBN SBI Hyperion	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
15	Hull NE195–TBN SBI Tethys	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
16	Hull DE018–TBN SBI Leo	Q1-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
17	Hull DE019–TBN SBI Lyra	Q2-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
18	Hull DE020–TBN SBI Subaru	Q2-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
19	Hull DE021–TBN SBI Ursa	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
20	Hull CX0610–TBN SBI Athena	Q1-15	64,000	Chengxi Shipyard Co. Ltd.
21	Hull CX0651–TBN SBI Pegasus	Q3-15	64,000	Chengxi Shipyard Co. Ltd.
22	Hull CX0652–TBN SBI Orion	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
23	Hull CX0612–TBN SBI Thalia	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
24	Hull CX0653–TBN SBI Hercules	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
25	Hull CX0627–TBN SBI Perseus	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
26	Hull CX0654–TBN SBI Kratos	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
27	Hull CX0655–TBN SBI Samson	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
28	Hull CX0613–TBN SBI Phoebe	Q3-16	64,000	Chengxi Shipyard Co. Ltd.
29	Hull CX0656–TBN SBI Phoenix	Q3-16	64,000	Chengxi Shipyard Co. Ltd.

	Ultramax NB DWT		1,795,800

	Total Newbuild DWT		8,561,000

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

7. Contractual Obligations

As of September 30, 2014, the Company’s estimated commitments through the expected delivery date of the 78 vessels under construction aggregate approximately $2,175,474 which will be payable as follows:

2014*	$61,476
2015	1,389,726
2016	724,272

$2,175,474

*Represents the period from October 1, 2014 to December 31, 2014.

As of September 30, 2014, the Company had time charter-in 24 drybulk vessels. The future estimated minimum charterhire payments for the 23 vessels on fixed dollar amount time charters, excluding optional periods, are as follows:

2014*	$23,658
2015	53,549
2016	36,068
2017	9,978
2018	2,534

$125,787

*Represents the period from October 1, 2014 to December 31, 2014.

As of September 30, 2014, we had a cash and cash equivalents balance of $218,585 to fund these future newbuilding commitments; however, a significant portion of our remaining commitments are currently unfunded. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire these newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Time charter-in vessels

The Company has agreed to time charter-in 24 drybulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	15-Sep-16	(1)
Post-Panamax	2010	93,000	China	$13,250	23-Oct-14	(2)
Post-Panamax	2011	93,000	China	$13,500	24-Oct-14	(3)
Post-Panamax	2009	93,000	China	See Note (4)	9-May-15	(4)
Post-Panamax	2011	93,000	China	$9,500	11-Aug-15	(5)
Kamsarmax	2014	82,500	South Korea	$12,000	23-Jul-15	(6)
Kamsarmax	2009	82,500	Japan	$14,500	8-Feb-15	(7)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17	(8)
Kamsarmax	2011	81,900	South Korea	$12,750	3-Apr-15	(9)
Kamsarmax	2012	81,500	South Korea	$14,500	7-Dec-14	(10)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16	(11)
Kamsarmax	2012	81,000	South Korea	$15,000	10-Feb-15	(12)
Kamsarmax	2012	79,500	China	$14,000	23-Jan-15	(13)
Panamax	2004	77,500	China	$14,000	3-Jan-17	(14)
Panamax	2014	77,000	Japan	$16,000	4-Mar-15	(15)
Panamax	2014	76,000	China	See Note (16)	19-Jun-15	(16)
Panamax	2009	76,500	Japan	$14,000	1-Dec-14	(17)
Panamax	2007	75,500	South Korea	$13,750	14-Feb-15	(18)
Ultramax	2010	61,000	Japan	$14,200	1-Apr-17	(19)
Supramax	2010	58,000	China	$14,250	12-Dec-16	(20)
Supramax	2011	58,000	China	$13,750	18-Jan-15	(21)
Supramax	2008	58,000	China	$12,250	13-Jun-16	(22)
Supramax	2015	55,000	Japan	$14,000	30-Jun-18	(23)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17	(24)

Total TC DWT		1,844,100

(1)	This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. This vessel is expected to be delivered January 27, 2015.
(2)	This vessel has been time chartered-in for eight to 10 months at Company’s option at $13,250 per day. The vessel was delivered on February 23, 2014.
(3)	This vessel has been time chartered-in for seven to nine months at the Company’s option at $13,500 per day. The vessel was delivered on March 24, 2014.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

(4)	This vessel has been time chartered-in for 10 to 14 months at the Company’s option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional 10 to 14 months at the same rate of hire. The vessel was delivered on July 9, 2014.
(5)	This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.
(6)	This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.
(7)	This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $14,500 per day. The Company has the option to extend this time charter for one year at $15,500 per day. The vessel was delivered on March 8, 2014.
(8)	This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.
(9)	This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $12,750 per day. The Company has the option to extend this time charter for one year at $13,750 per day. The vessel was delivered on May 3, 2014.
(10)	This vessel has been time chartered-in for 10 to 12 months at Company’s option at $14,500 per day. The vessel was delivered on February 7, 2014.
(11)	This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014.
(12)	This vessel has been time chartered-in for 12 to 14 months at Company’s option at $15,000 per day. The vessel was delivered on February 10, 2014.
(13)	This vessel has been time chartered-in for 11 to 14 month at the Company’s option at $14,000 per day. The Company has the option to extend the charter for an additional 11 to 14 months at $14,750 per day. This vessel was delivered on February 23, 2014.
(14)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.
(15)	This vessel has been time chartered-in for 12 to 13 months at Company’s option at $16,000 per day. The vessel was delivered on March 4, 2014.
(16)	This vessel has been time chartered-in for 10 to 13 months at Company’s option at $5,000 per day for the first 40 days and $10,000 per day thereafter. The Company has the option to extend the charter for an additional year. The vessel was delivered on August 10, 2014.
(17)	This vessel has been time chartered-in until December 1, 2014 which may be extended for an additional two months at the Company’s option. The charter hire rate is $15,900 per day until June 23, 2014 and $14,000 per day thereafter, including the option period. The vessel was delivered on January 23, 2014.
(18)	This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $13,750 per day. The Company has the option to extend the charter for an additional year at $14,750 per day. The vessel was delivered on March 14, 2014.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

(19)	This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.
(20)	This vessel has been time chartered-in for 20 to 24 month at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional 10 to 12 months at $14,850 per day. This vessel was delivered on April 12, 2014.
(21)	This vessel has been time chartered-in for ten to 13 month at the Company’s option at $13,750 per day. This vessel was delivered on March 18, 2014.
(22)	This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.
(23)	This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel is expected to be delivered during the first half of 2015.
(24)	This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

8. Common Shares

On March 20, 2013, we issued 1,500 common shares in connection with our formation.

Between July 1, 2013 and July 16, 2013, we issued and sold 31,250,000 common shares, par value $0.01 per share, for net proceeds of $242,800.

On September 24, 2013 we issued and sold an additional 33,400,000 common shares for net proceeds of $290,490, as denominated in Norwegian kroner (NOK) as of that date, in Norwegian private placement transactions exempt from registration under the Securities Act. As of September 24, 2013, we recorded a receivable from shareholders of $289,956, denominated in NOK, which was not paid until October 2013 when we received $288,822 in full settlement of that receivable. The $1,134 difference between the amount initially recorded as a shareholder receivable and the amount subsequently collected was attributable to a change in exchange rate and recorded as foreign exchange loss on our consolidated statement of operations.

In November 2013 we received $291,000 of proceeds from the sale of 32,590,411 common shares that had been consummated in October 2013 in a Norwegian private transaction exempt from registration under the Securities Act.

On December 17, 2013, we received $284,018 of proceeds from the sale of 31,300,000 common shares in our initial public offering.

In January 2014, the underwriters in the Company’s initial public offering, which closed on December 17, 2013, exercised in full their option to purchase an additional 4,695,000 common shares at the public offering price of $9.75 per share. The sale of these common shares resulted in net proceeds to the Company of approximately $42,360, after deducting underwriters’ discounts and commissions.

During the third quarter of 2014, we issued a total of 52,394 shares to Scorpio Services Holding Limited or SSH pursuant to the Administrative Services Agreement relating to two Kamsarmax Vessels delivered under our Newbuilding program (See Note 13). The aggregate value of these shares was $500.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

As of September 30, 2014, we have:

•	140,299,695 common shares outstanding, the $0.01 par value of which is recorded as common stock of $1,403.

•	Paid-in capital of $1,169,540 which substantially represents the excess of net proceeds from common stock issuances over the par value as well as the amount of cumulative restricted stock amortization.

9. Equity Incentive Plan

Our board of directors has adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which directors, officers and employees of us and our subsidiaries, as well as employees of affiliated companies are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common shares. We reserved a total of 7,012,391 common shares, which includes an additional 2,150,370 common shares that our board of directors reserved for issuance under the plan on February 21, 2014, common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan. Our Equity Incentive Plan is administered by our Compensation Committee.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

On September 30, 2013, we granted an aggregate of 2,775,000 restricted shares to officers and employees. Of this total, 1,395,000 restricted shares vest in three equal installments on July 27, 2015, July 27, 2016 and July 27, 2017. The remaining 1,380,000 restricted shares vest in three equal installments on September 30, 2015, September 30, 2016 and September 30, 2017. The aggregate fair value of these awards is $26,918, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

On November 6, 2013, we granted 1,380,000 restricted shares to officers and employees of the Company. These restricted shares vest in three equal installments on November 6, 2015, November 6, 2016 and November 6, 2017. The fair value of these awards was $13,289, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

On December 17, 2013, we granted 707,020 restricted shares to officers, members of the board of directors and employees of the Company. Of these restricted shares, 617,020 restricted shares vest in three equal installments on December 17, 2015, December 17, 2016 and December 17, 2017 and 90,000 restricted shares vest in three equal installments on December 17, 2014, December 17, 2015 and December 17, 2016. The fair value of these awards was $6,780, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

On February 21, 2014, we granted 2,080,370 restricted shares to officers, members of the board of directors, employees of the Company and certain employees of the Scorpio Group (see Note 13). Of these restricted shares, 1,990,370 restricted shares vest in three equal installments on February 21, 2016, February 21, 2017 and February 21, 2018 and 90,000 restricted shares vest in three

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

equal installments on February 21, 2015, February 21, 2016 and February 21, 2017. The fair value of these awards was $19,410, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

On May 20, 2014, we granted 68,000 restricted shares to certain employees of the Scorpio Group. These restricted shares vest in three equal installments on February 21, 2016, February 21, 2017 and February 21, 2018.

The fair value of these awards was $590, which will be amortized as stock-based compensation expense, a component of general and administrative expense, over the vesting periods of each grant.

A summary of activity for restricted stock awards during the period September 30, 2014 is a follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and nonvested December 31, 2013	4,862,020	$9.66
Granted	2,148,370	9.31
Vested	—	—
Forfeited	—	—

Outstanding and nonvested September 30, 2014	7,010,390	$9.56

The following table summarizes the amortization, which will be included in general and administrative expenses, of all of the Company’s restricted stock grants as of September 30, 2014:

Restricted Stock Grant Date	2014*	2015	2016	2017	2018	Total
September 30, 2013	$2,542	$8,456	$4,330	$1,506	$—	$16,834
November 6, 2013	1,209	4,463	2,367	940	—	8,979
December 18, 2013	661	2,335	1,221	474	—	4,691
February 21, 2014	1,819	6,976	4,172	1,854	220	15,041
May 20, 2014	59	235	140	62	7	503

Total by year	$6,290	$22,465	$12,230	$4,836	$227	$46,048

*	Represents the period from October 1, 2014 to December 31, 2014

For the nine months ended September 30, 2014, we incurred $17,579 of compensation cost relating to the amortization of restricted stock awards.

10. Debt

Unsecured Senior Notes

On September 22, 2014 the Company issued $65,000 in aggregate principal amount of 7.5% Senior Notes due September 2019 (the “Senior Notes”) and on October 16, 2014 the Company issued an additional $8,625 aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

All terms mentioned are defined in the indenture.

The Senior Notes will mature on September 15, 2019 and bear interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes are redeemable at the Company’s option in whole or in part, at any time on or after September 16, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the New York Stock Exchange under the symbol “SLTB.”

The Senior Notes requires us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If the Company undergoes a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $500,000.

The outstanding balance at September 30, 2014 was $65,000, which is classified as long-term, and we were in compliance with the financial covenants relating to the Senior Notes as of that date.

Secured Credit Facilities

As of September 30, 2014, the Company has three credit agreements in place, which are collateralized by certain of the Company’s vessels.

On June 27, 2014, the Company signed a $39,600 loan agreement which will be used to finance a portion of the market value of two Kamsarmax vessels which have been delivered to the Company as of September 30, 2014, but were not drawn down at that time. This facility, which is secured by those two Kamsarmax vessels, bears interest at LIBOR plus a margin of 2.925% per annum, bears a commitment fee of 1.17% per annum on the undrawn portion of the facility, and matures on June 27, 2019.

The Company may draw down in two tranches of $19,800, one for each vessel.

On July 29, 2014, the Company signed a $330,000 loan agreement which will be used to finance a portion of the contract price of 16 Ultramax and six Kamsarmax vessels currently under construction for delivery in 2015 and 2016. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.925% per annum, bears a commitment fee of 1.17% per annum on the undrawn portion of the facility, and matures on July 29, 2021.

The Company may draw down in 22 tranches of $15,000, one for each vessel. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For each tranche, repayment is to be made in quarterly installments of $313, with the balance due on the maturity date.

On July 30, 2014, the Company signed a loan agreement for up to $67,500 which will be used to finance a portion of the contract price of two Ultramax and two Kamsarmax vessels currently under construction for delivery in 2015 and 2016. This facility, which is secured by those vessels, bears interest at LIBOR plus a margin of 2.95% per annum, bears a commitment fee of 1.25% per annum on the undrawn portion of the facility, and each tranche matures on earlier of seven years from its drawdown or December 31, 2023.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

The Company may draw down tranches of up to $16,350 for each of the two Ultramax vessels and up to $17,400 for each of the two Kamsarmax vessels. For each tranche, repayment is to be made in quarterly installments with the balance due on the maturity date. For the Ultramax tranches, installments are made in 28 quarterly payments of $292 with a balloon installment of $8,174 due with the 28th installment. For the Kamsamax tranches, installments are made in 28 quarterly payments of $311 with a balloon installment of $8,692 due with the 28th installment.

Each of these three credit agreements has the following financial covenants that require us to maintain (based on terms defined in the credit agreements:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $500,000 plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•	The ratio of EBITDA to net interest expense calculated on a trialing four quarter basis of greater than 1.00 to 1.00 from September 30, 2015 to December 31, 2016, 2.00 to 1.00 from January 1, 2017 to December 31, 2017 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $50,000 or $850 per owned vessel.

11. Fair Value of Financial Instruments

The fair values and carrying values of the Company’s financial instruments at September 30, 2014 and December 31, 2013 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.

	September 30, 2014		December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$218,585	$218,585	$733,896	$733,896
Senior Notes	65,000	65,000	—	—

ASC Subtopic 820-10, Fair Value Measurements & Disclosures, applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:

Level 1–Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Level 2–Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The Senior Notes are publicly traded on the New York Stock Exchange and are considered a Level 1 item. The carrying amounts of the Company’s other financial instruments at September 30, 2014 and December 31, 2013 (principally Due from charterers and Accounts payable and accrued expenses) approximate fair values because of the relatively short maturity of these instruments.

12. General and Administrative Expenses

General and administrative expense was $23,385 and $676 for the nine months ended September 30, 2014 and for the period from March 20, 2013 (date of inception) to September 30, 2013, respectively. Such amount included $17,579 of restricted stock amortization (noncash) for the nine months September 30, 2014, and the balance was for payroll, directors’ fees, professional fees and insurance.

13. Related Party Transactions

Our Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member of the Lolli-Ghetti family, which in 2009 founded Scorpio Tankers Inc. (NYSE: “STNG”), or Scorpio Tankers, a large international shipping company engaged in seaborne transportation of refined petroleum products, of which Mr. Lauro is currently the Chairman and Chief Executive Officer. The Lolli-Ghetti family also owns and controls the Scorpio Group, which includes Scorpio Ship Management S.A.M., or SSM, which provides us with vessel technical management services, Scorpio Commercial Management S.A.M., or SCM, which provides us with vessel commercial management services, Scorpio Services Holding Limited, or SSH, which provides us and other related entities with administrative services and services related to the acquisition of vessels and Scorpio UK Limited, or SUK. Our Co-Founder, President and Director, Mr. Robert Bugbee is also the President and a Director of Scorpio Tankers, has a senior management position at the Scorpio Group, and was formerly the President and Chief Operating Officer of OMI Corporation, or OMI, which was a publicly traded shipping company. SSM and SCM also provide technical and commercial management services to Scorpio Tankers as well as unaffiliated vessel owners.

We entered into an Administrative Services Agreement with SSH, a party related to us, for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. Under the terms of this agreement, we reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. We will begin incurring costs to SSH as the vessels in our Newbuilding Program are delivered to us.

Pursuant to the Administrative Services Agreement, we will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above and a pro-rata portion of the salary incurred by SSH for an internal auditor. We will also pay SSH a fee for arranging vessel acquisitions, including newbuildings, equal to $250,000 per vessel, due upon delivery of the vessel, which is payable in our common shares. We have agreed to issue upon delivery of each vessel (i) 31,250 common shares to SSH as payment related to each of the first 17 vessels ordered under our Newbuilding Program; (ii) 25,811 common shares to SSH as payment related to each of the next nine ordered under our Newbuilding Program; (iii) 25,633 common shares to SSH as payment related to each of the next ten vessels ordered under our Newbuilding Program; (iv) 26,419 common shares to SSH as payment related to each for the next four Kamsarmax vessels ordered under our Newbuilding Program; and (v) 26,185 common shares to SSH as payment related to each of the next three Capesize vessels ordered under our Newbuilding Program; (vi) 26,197 common shares to SSH as payment related to each of the next two vessels ordered under our Newbuilding Program; (vii) 26,394 common shares to SSH as payment related to each of the next seven vessels ordered under our Newbuilding Program; (viii)

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

26,248 common shares to SSH as payment related to each of the next four vessels ordered under our Newbuilding Program; (ix) 26,111 common shares to SSH as payment related to each of the next four vessels ordered under our Newbuilding Program; (x) 26,050 common shares to SSH as payment related to each of the next three vessels ordered under our Newbuilding Program; (xi) 25,888 common shares to SSH as payment related to each of the next 11 vessels ordered under our Newbuilding Program; (xii) 25,497 common shares to SSH as payment related to each of the next five vessels ordered under our Newbuilding Program and (xiii) 27,640 common shares to SSH as payment related to the next vessel ordered under our in our Newbuilding Program. For all vessels added to our Newbuilding Program after the first 17 vessels, the number of common shares issuable to SSH as payment is based on the market value of our common shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel. In addition, SSH has agreed with us not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. This agreement may be terminated by SSH three years after this initial public offering upon 12 months’ notice. Pursuant to the delivery of two vessels during the nine months ended September 30, 2014, we issued 52,394 shares of our common stock to SSH.

During July 2013, we issued and sold 1,250,000 common shares to SSH for $10,000 as part of a series of Norwegian private transactions exempt from registration under the Securities Act. These common shares were subject to a contractual lock-up until July 2014.

For the nine months September 30, 2014, SUK charged us $508 for allocated salaries of certain SUK employees relating to the services such employees performed for the Company, of which $171 was unpaid as of September 30, 2014.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”) and technically managed by SSM pursuant to a Master Agreement, which may be terminated by either party upon 24 months’ notice. SCM and SSM are companies affiliated with us. In addition, our Co-founder, Chairman and Chief Executive Officer, Emanuele Lauro, is a member of the Lolli-Ghetti family, which owns and controls SCM, our commercial manager, and SSM, our technical manager. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Group Pools (spot market-oriented vessel pools) which include Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool and will manage the Scorpio Capesize Pool in which we expect our Newbuilding Program will be employed and in which our time chartered-in vessels are employed. During the nine months ended September 30, 2014, we earned $21,168 from chartering our chartered-in vessels to the Scorpio Kamsarmax Pool and $6,398 from chartering our chartered-in vessels to the Scorpio Ultramax Pool. As of September 30, 2014, we have balances due from charterers (primarily consisting of working capital, undistributed earnings and reimbursable costs) of $16,443 and $6,868 from the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool, respectively. As of September 30, 2014 there were balances payable of $757 and $733 to the Scorpio Kamsarmax Pool and Scorpio Ultramax pool, respectively.

The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the nine months ended September 30, 2014, accounting 67.7% and 20.5% of our total vessel revenue, respectively.

For commercial management of any of our vessels that does not operate in one of these pools, we will pay SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including us and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. During the nine months ended September 30, 2014, we incurred $117 of fees to SCM relating to periods in which our time chartered-in vessels were not operating in one of the pools.

SSM’s services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. We will pay SSM an annual fee of $200,000 per vessel to provide technical management services for each of our vessels upon delivery. For the nine months September 30, 2014, we incurred cost to SSM for technical support of $22 of which $40 is unpaid at September 30, 2014. In addition,

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

representatives of SSM, including certain subcontractors, provide us with construction supervisory services while our vessels are being constructed in shipyards. For these services, we will compensate SSM for its direct expenses, which can vary between $200,000 and $500,000 per vessel. In connection with supervision of 67 of the vessels in our Newbuilding Program, as of September 30, 2014, we incurred a cost to SSM of $29,000 per vessel. Of this aggregate cost of $1,943, $1,166 is unpaid as of September 30, 2014.

For the nine months September 30, 2014, SSM charged us $37 for certain administrative costs, of which $10 was unpaid as of September 30, 2014.

14. Segments

During 2014, the Company placed its time chartered-in vessels into two pools, the Scorpio Ultramax Pool, in which the Company placed its time chartered-in vessels ranging from 48,500 DWT to 61,000 DWT, and the Scorpio Kamsarmax Pool in which the Company placed its time chartered-in vessels ranging from 75,500 DWT to 98,700 DWT. In addition to the Company’s Ultramax and Kamsarmax segments, the Company has identified a third Capesize segment which includes vessels of approximately 180,000 DWT. Although each vessel within its respective class qualifies as an operating segment under US GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in US GAAP. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.

Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

The following schedule presents segment information about the Company’s operations for the nine months ended September 30, 2014:

	Capesize	Kamsarmax	Ultramax	Corporate	Total
Vessel revenue	$—	$24,857	$6,398	$—	$31,255
Voyage expenses	—	(3,371)	(47)	—	(3,418)
Vessel operating cost	—	(382)	—	—	(382)
Charterhire expense	—	(40,062)	(9,406)	—	(49,468)
Depreciation and amortization	—	(117)	—	—	(117)
General and administrative expenses	(21)	(88)	(23)	(23,254)	(23,385)
Interest income	—	—	—	922	922
Foreign exchange loss	—	—	—	—	—
Other income, net	69	21	32	(95)	26

Segment loss	$48	$(19,142)	$(3,046)	$(22,427)	$(44,567)

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

The following schedule presents segment information about the Company’s balance sheet as of September 30, 2014 and December 31, 2013:

Identifiable assets
	September 30, 2014	December 31, 2013
Held by vessel owning subsidiaries or allocated to segments:
Capesize	$493,326	$54,772
Kamsarmax	232,524	132,114
Ultramax	239,592	184,905
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	214,627	733,818
Other	11,704	75

Total identifiable assets	$1,191,773	$1,105,684

15. Subsequent Events

Senior Notes Offering

On October 16, 2014, underwriters exercised their option to purchase an additional $8,625 aggregate principal amount of the Notes (the “Additional Notes”) at $25.00 per note. The Company plans to use all or substantially all of the net proceeds of this offering to fund installment payments due under its Newbuilding Program, and the remaining amount, if any, for general corporate purposes and working capital. Following the closing of the Additional Notes, the Company has $73,625 aggregate principal amount of the Notes outstanding.

$411,264 Credit Facility

On October 20, 2014 the Company announced that it has received commitments from a group of financial institutions for a loan facility of up to $411,264 (the “Facility”).

The Facility was arranged by DNB Markets, Inc. and contains commitments from financial institutions including DNB Capital, LLC, the Export-Import Bank of Korea (“KEXIM”) and Korea Trade Insurance Corporation (“KSURE”) as well as Korean and international pension funds and financial institutions.

The Facility shall mature six years from the delivery of the final vessel securing the Facility, however not later than June 2022, and in certain circumstances the Facility shall mature 12 years after the delivery of each financed vessel. The Facility is available to finance up to 60% of the contract price of the Company’s 12 Capesize bulk carriers under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea. The terms and conditions of the Facility, including covenants, are similar to those in the Company’s existing credit facilities and customary for financings of this type, and the commitments from KEXIM and KSURE are in accordance with OECD Guidelines. The Facility is subject to customary conditions precedent and the execution of definitive documentation.

$42,000 Credit Facility

On October 22, 2014, the Company announced that it has received a commitment from a leading European financial institution for a loan facility of up to $42,000 (the “Loan Facility”).

The Facility will be used to finance up to 60% of the market value upon delivery of two Kamsarmax vessels currently under construction at Imabari Shipbuilding Co. Ltd., Japan. The Loan Facility has a final maturity of six years from the date of delivery of each vessel. The terms and conditions of this commitment are consistent with those of the Company’s existing credit commitments. The Loan Facility is subject to customary conditions precedent and the execution of definitive documentation.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

$39,600 Credit Facility

On November 7, 2014, the Company announced that it has received a commitment from ABN AMRO Bank N.V. for a loan facility of up to $39,600 (the “Facility”).

The Facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover to be provided from the China Export & Credit Insurance Corporation (“Sinosure”). The Facility will be used to finance up to 60% of the market value upon delivery of two Kamsarmax vessels currently under construction at Tsuneishi Zhoushan Shipyard, China for delivery in Q3 2015 and Q1 2016. The Facility has two tranches which shall each mature 10 years from the date of delivery of each vessel. The terms and conditions of the Facility, including covenants, will be similar to those in the Company’s existing credit facilities and customary for financings of this type. The Facility is subject to customary conditions precedent and the execution of definitive documentation.

$150,000 Equity Private Placement

On November 20, 2014 the Company issued 40,000,000 Common shares through a Securities Purchase Agreement with certain institutional investors for the private placement of shares of its common stock, par value $0.01 per share (the “Common Shares”) for $150,000. Of this share issuance, SSH acquired 4,000,000 shares for $15,000. The Company intends to use the net proceeds of this offering to fund installment payments due under its Newbuilding Program, and the remaining amount, if any, for general corporate purposes and working capital.

The Common Shares are being sold pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection with this transaction, the Company has also entered into a Registration Rights Agreement with the purchasers in this offering, pursuant to which it has agreed to file a registration statement under the Securities Act covering the Common Shares on January 2, 2015 or such later date as agreed to by the parties.

$234,900 Credit Facility

On December 5, 2014, the Company announced that it has signed a Memorandum of Understanding with ABN Amro Bank N.V. and The Export-Import Bank of China, in respect of a loan facility of up to $234,900 (the “Facility”).

The Facility will be used to finance up to 60% of the contract price of seven Capesize vessels currently under construction at Shanghai Waigaoqiao Shipbuilding Co., Ltd, China for delivery between Q1 2015 and Q2 2016. The terms and conditions of the Facility, including covenants, will be similar to those in the Company’s existing credit facilities and customary for financings of this type. The Facility is subject to customary conditions precedent and the execution of definitive documentation.

Conversion and Sale of Six Capesize Vessels

On December 17, 2014 the Company announced that it has (i) reached agreements with shipyards in South Korea and Romania to modify six newbuilding contracts for Capesize bulk carriers into newbuilding contracts for LR2 product tankers, (ii) reached an agreement to sell four of these LR2 newbuilding contracts to Scorpio Tankers Inc., a related party, and (iii) granted options to Scorpio Tankers Inc. to purchase the two remaining LR2 newbuilding contracts.

The sale price for each of the four LR2 newbuilding contracts is $51,000. The two option contracts, which expire on May 31, 2015, may be exercised by Scorpio Tankers Inc. for a fixed purchase price of $52,500 for each contract.

The Company expects to record an aggregate loss on disposal of approximately $41,000 on the four modified newbuilding contracts. The Company also expects to record an aggregate loss of approximately $14,000 on the potential disposal of the two option modified newbuilding contracts, which will be reclassified on the balance sheet as assets held for sale.

SCORPIO BULKERS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except per share, per day and per vessel data)

The independent members of the Company’s Board of Directors unanimously approved the transaction with Scorpio Tankers Inc. described in the preceding paragraphs.

At the purchase prices indicated above, a sale of all six modified newbuilding contracts will result in an estimated reduction of future cash obligations of approximately $120,000.

Agreement to Sell a Kamsarmax Newbuilding

On December 19, 2014 the Company announced that it entered into an agreement to sell a Kamsarmax newbuilding drybulk vessel for approximately $30,700. The vessel is currently being constructed at Tsuneishi Group (Zhoushan) Shipbuilding Inc., and has an expected delivery date in the third quarter of 2015. The Company expects to record a loss on disposal of approximately $3,000 on the sale of this newbuilding.

$408,976 Senior Secured Credit Facility

On December 30, 2014, the Company entered into a $408,976 senior secured credit facility with Nordea Bank Finland PLC, New York Branch, and Skandinaviska Enskilda Banken AB (publ). The proceeds of this facility are expected to finance up to 55% of the contract price for 20 newbuilding vessels (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. This facility bears interest at LIBOR plus a margin of 3.00% and has a term of six years. This facility is secured by, among other things, a first preferred mortgage on each of the 20 newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries.